Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, October 6, 2026 – In accordance with the authorizations given by the shareholders’ general meeting on May 29, 2026, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 28 to October 2, 2026:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
28/09/2026	156,042	80.542944	12,568,082.07	XPAR
29/09/2026	203,995	78.527924	16,019,303.86	XPAR
	80,000	78.538611	6,283,088.88	CEUX
	10,000	78.543969	785,439.69	TQEX
	20,000	78.541882	1,570,837.64	AQEU
01/10/2026	427,439	74.501875	31,845,006.95	XPAR
	80,000	74.508082	5,960,646.56	CEUX
	10,000	74.501142	745,011.42	TQEX
	20,000	74.503708	1,490,074.16	AQEU
02/10/2026	433,106	74.227845	32,148,525.04	XPAR
	79,880	74.227437	5,929,287.67	CEUX
	9,989	74.234174	741,525.16	TQEX
	19,963	74.230237	1,481,858.22	AQEU
Total	1,550,414	75.830512	117,568,687.31

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l mailto:presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note:

The terms "TotalEnergies", "TotalEnergies company" or "Company" in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words "we", "us" and "our" may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).